UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fresenius Medical Care AG & Co. KGaA

(Exact name of registrant as specified in its charter)

Germany	001-32749	Not applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Else-Kröner Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip Code)

Josef Dinger, +49 6172 608 2522, Josef.Dinger@fmc-ag.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Fresenius Medical Care AG & Co. KGaA’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at http://www.fmc-ag.com/65.htm.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:		June 2, 2014
(Date)
FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ Michael Brosnan

Name:	Michael Brosnan
Title	Chief Financial Officer and
Member of the Management Board
of the General Partner